SECURITAS SYSTEMS

Stockholm 07-11-07

SEC MAIL RECEIVED PROCESSING SECTION
NOV 15 2007
WASH. D.C. 186

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

SUPPL

07028075

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

Interim Report January–September 2007

Good sales growth and stable margins

2007 compared with pro forma 2006

- Sales increased during the period by 14 percent to MSEK 5,163 (4,512) and during the third quarter by 13 percent to MSEK 1,702 (1,500).
- Operating income before amortization increased by 6 percent during the period to MSEK 431 (407) and resulted in an operating margin of 8.3 percent (9.0). During the third quarter, operating income before amortization increased by 8 percent to MSEK 150 (138). Operating margin before amortization during the third quarter amounted to 8.8 percent (9.2).
- Operating income after amortization increased during the period by 9 percent to MSEK 416 (380) and resulted in an operating margin of 8.1 percent (8.4). For the third quarter, operating income after amortization amounted to MSEK 145 (133), an increase of 8 percent.
- Net income amounted to MSEK 268 (224) during the period and, during the third quarter, to MSEK 78 (78).
- Earnings per share increased during the period to SEK 0.73 (0.61). Earnings per share during the third quarter amounted to SEK 0.21 (0.21).

2007 compared with 2006 (Combined financial statements)

- Sales during the period increased by 14 percent to MSEK 5,163 (4,512) and, during the third quarter, by 13 percent to MSEK 1,702 (1,500).
- Operating income after amortization increased during the period by 18 percent to MSEK 416 (352) and resulted in an operating margin of 8.1 percent (7.8). For the third quarter, operating income after amortization amounted to MSEK 145 (121), an increase of 20 percent.
- Net income amounted to MSEK 268 (184) during the period and, during the third quarter, to MSEK 78 (66).
- Earnings per share increased during the period to SEK 0.73 (0.50) and, during the third quarter, to SEK 0.21 (0.18).

	Jan-Sep	Jan-Sep (Pro forma)	Jan-Sep	Jul-Sep	Jul-Sep (Pro forma)	Jul-Sep
MSEK	**2007**	**2006**	**2006**	**2007**	**2006**	**2006**
Sales	5,163	4,512	4,512	1,702	1,500	1,500
Sales growth, %	*14*	*11*	*11*	*13*	*9*	*9*
Organic sales growth, %	*13*	*7*	*7*	*12*	*8*	*8*
Operating income before amortization	431	407	378	150	138	126
Operating margin before amortization, %	*8.3*	*9.0*	*8.4*	*8.8*	*9.2*	*8.4*
Operating income after amortization	416	380	352	145	133	121
Income before tax	386	330	271	111	115	95
Net income	268	224	184	78	78	66
Earnings per share, SEK	0.73	0.61	0.50	0.21	0.21	0.18

Comments from the CEO, Juan Vallejo

"We see continued good sales growth and stable margins in our largest segment, Mainland Europe. The acquisitions of Larmassistans Teknik and CIS SpA are contributing positively to operating income and during the third quarter we have also strengthened our position in Germany via the acquisition of F+H electronic. The measures taken to increase the profitability in the segment US/UK/Ireland continue but are taking longer than previously assessed. Operating income in the segment US/UK/Ireland is, therefore, expected to be lower for the full year 2007 than for 2006."

For additional information contact:

Juan Vallejo, CEO and President,	+46 8 657 7600
Peter Ragnarsson, CFO,	+46 8 657 7600
Åsa Larsson, Head of IR and Communications,	+46 8 657 7433

Press conference

A press conference will be held in Securitas Systems' head office at Lindhagensplan 70 in Stockholm on November 7, 2007 at 10.30 am, CET.

To follow the press conference by telephone (and ask questions) please call:

UK: +44 (0) 208 817 9301
Sweden: +46 (0) 8 50 520 270

Future reporting dates

February 6, 2008	Full year report, 2007
May 13, 2008	Interim report January-March 2008
August 5, 2008	Interim report January-June 2008
November 4, 2008	Interim report January-September 2008

Securitas Systems AB (publ) is a world leading security systems integrator offering complete security solutions for customers with high security demands within market segments, such as banking, industry, defense, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Total annual sales amount to approximately MSEK 6,400. The company has approximately 5,400 employees and operates in 14 European countries and in the USA, Hong Kong and Australia. Systems is listed on the Nordic list (mid cap) within ticker SYSI. The ISIN code for the B-share is SE0001785197. For further information on Securitas Systems please visit the following website www.securitassystems.com.

Securitas Systems AB (publ)
Address: Box 12231, 102 26 Stockholm, **Visiting address:** Lindhagensplan 70
Telephone: +46 (0) 8 657 76 00, **Fax** +46 (0) 8 657 76 25, www.securitassystems.com

Accounting principles and comparative figures

Accounting principles

Securitas Systems' consolidated financial statements are based on International Financial Reporting Standards. The Group applies the same accounting principles and calculation methods in the interim reports as in Securitas Systems AB's Annual Report for 2006. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR31, Consolidated Interim Reports.

The financial statements of the Parent Company have been prepared in accordance with the Swedish Annual Accounts Act and the accounting standard RR 32:06, "Accounting for Legal Entities."

Comparative figures for 2006

The process of establishing and capitalizing the Securitas Systems Group was completed during 2006. The reporting for 2006, therefore, included both pro forma statements and combined financial statements, according to the so-called "predecessor basis". The principles for the manner in which the pro forma statements and the combined financial statements were compiled are presented in Securitas Systems' Annual Report for 2006 (see www.securitassystems.com). The difference between pro forma and predecessor, with regard to the income statement, is comprised, primarily, of the financial costs for loan financing, administrative costs and tax costs which Securitas Systems incurs as an independent, listed company. As regards to the balance sheet, the difference refers primarily to the capitalization of the Group. As the establishment and capitalization of the Group was completed during the third quarter 2006, there is no difference between the balance sheets as of September 30 and December 31, on the basis of either the pro forma or combined financial statements.

In the quarterly reporting for 2007, the previous year's figures are provided in brackets. The combined financial statements for 2006 are Securitas Systems' statutory financial statements and are, therefore, always presented in the form comparative figures. In certain cases, the pro forma statements present comparative figures with the purpose of clearly illustrating the development of the company. To enable comparison with all quarters during 2006, pro forma statements for 2006 are included in Appendix 1 of this report.

All definitions are presented on page 20.

Income statement in summary for the Group

MSEK	Jan-Sep 2007	Jan-Sep 2006	Change %	Jul-Sep 2007	Jul-Sep 2006	Change %	Jan-Dec 2006
Sales	5,163	4,512	*14*	1,702	1,500	*13*	6,370
Organic sales growth, %	*13*	*7*		*12*	*8*		*9*
Operating income before amortization	431	378	*14*	150	126	*19*	635
Operating margin before amortization, %	*8.3*	*8.4*		*8.8*	*8.4*		*10.0*
Operating income after amortization	416	352	*18*	145	121	*20*	602
Operating margin after amortization	*8.1*	*7.8*		*8.5*	*8.0*		*9.4*
Income before tax	386	271	*42*	111	95	*16*	491
Net income	268	184	*45*	78	66	*18*	337
Earnings per share, SEK	0.73	0.50	*46*	0.21	0.18	*17*	0.92

Organic sales growth and operating margin per segment

Jan-Sep 2007

MSEK	Organic sales growth, %	Operating income[1]	Change, operating income, %[1]	Operating margin, %[1]	Change, operating margin[1]
Mainland Europe	*14*	459	*20*	*11.9*	0.2
US/UK/Ireland	*11*	37	*-38*	*2.9*	-2.1
Group	*13*	431	*14*	*8.3*	-0.1

Jul-Sep 2007

MSEK	Organic sales growth, %	Operating income[1]	Change, operating income, %[1]	Operating margin, %[1]	Change, operating margin[1]
Mainland Europe	*14*	149	*28*	*11.9*	0.9
US/UK/Ireland	*6*	21	*-8*	*4.8*	-0.5
Group	*12*	150	*19*	*8.8*	0.4

[1] Before amortization

Group sales and earnings

January-September 2007

Organic sales growth continued to improve and increased to 13 percent (7) during the period.

Operating income before amortization increased by 14 percent to MSEK 431 (378). The operating margin before amortization amounted to 8.3 percent (8.4).

Operating income after amortization increased by 18 percent to MSEK 416 (352). The operating margin after amortization amounted to 8.1 percent (7.8).

Sales have been negatively impacted during the period by changes in exchange rates by MSEK 79.2. Operating income after amortization has been negatively impacted by changes in exchange rates amounted to MSEK 1.5.

July-September 2007

Organic sales growth amounted to 12 percent (8) during the quarter.

Operating income before amortization increased by 19 percent to MSEK 150 (126). The operating margin before amortization amounted to 8.8 percent (8.4).

Operating income after amortization increased by 20 percent to MSEK 145 (121). The operating margin after amortization amounted to 8.5 percent (8.0).

Sales of real estate in Spain has affected the operating income positively by MSEK 6.

Sales have been negatively impacted during the quarter by changes in exchange rates amounted to MSEK 19.2. Operating income after amortization has been positively impacted by changes in exchange rates amounted to MSEK 0.4.

Financial goals

Systems has two main financial goals:

- An average yearly sales growth of over 10 percent, including acquisitions
- An average yearly return on capital employed that exceeds 20 percent

As of September 30, 2007, sales growth amounted to 14 percent and return on capital employed amounted to 16 percent.

Outlook for 2007

Organic sales growth for 2007 is expected to be somewhat better than 2006, and, at the same time, we anticipate that acquisition growth will be higher than in 2006.

Developments in the Group's segments

Securitas Systems' operations are divided into two segments, Mainland Europe and US/UK/Ireland.

Mainland Europe

Mainland Europe consists of the European market, excluding UK and Ireland. Systems' customers are found primarily within banking, retail, industry, transport and logistics. Systems' market share in the segment is estimated at approximately 4 percent. The market is still fragmented and few players have the capability of coordinating installation and service across the whole of Europe. This means that Systems has a clear competitive advantage. In this segment, the distribution of total sales between installation/integration and services is approximately 55/45. The development in the segment during the third quarter was positive, with an organic sales growth amounting to 14 percent (4), and satisfactory margins. The concluded acquisitions during the year (the Italian company, CIS SpA, the Swedish company, Larmassistans Teknik AB, and the German company F+H electronic) contribute to sales of MSEK 137 and an operating income of MSEK 3 (see page 9-10).

Systems' focus within this segment includes improving margins through good organic sales growth, the development of new service offerings for specific customer segments, an increase in the introduction of new customer segments and an increase in sales of cross-border customer projects.

	Jan-Sep	Jan- Sep	Jul- Sep	Jul- Sep	Jan-Dec
MSEK	2007	2006	2007	2006	2006
Sales	3,845	3,282	1,259	1,059	4,614
Organic sales growth, %	*14*	*6*	*14*	*4*	*7*
Operating income before amortization	459	383	149	117	617
Operating margin before amortization, %	*11.9*	*11.7*	*11.9*	*11.0*	*13.4*
Operating income after amortization	451	376	146	115	608
Operating capital employed	1,153	780	-	-	851
Operating capital employed as % of sales	*22*	*17*	-	-	*18*
Capital employed	2,569	1,907	-	-	1,979

January - September 2007

Organic sales growth increased to 14 percent and sales increased to MSEK 3,845 (3,282), while, at the same time, operating income before amortization grew by 20 percent to MSEK 459 (383). The operating margin before amortization was 11.9 percent (11.7).

July - September 2007

Organic sales growth increased to 14 percent and sales increased to MSEK 1,259 (1,059), while, at the same time, operating income before amortization increased by 28 percent to MSEK 149 (117). The operating margin before amortization was 11.9 percent (11.0).

Sales of a real estate in Spain have impacted the operating income positively by MSEK 6.

US/UK/Ireland

Securitas Systems' Anglo-Saxon market segment comprises the US, UK and Ireland. Systems' customers are found primarily within banking, retail and health care. The Group's market share in the segment is estimated at approximately 1 percent. The market, particularly the US market, is characterized by a traditionally lower proportion of service content compared with Mainland Europe. In this segment, the distribution of total sales between installation/integration and service is approximately 75/25.

After the loss in the fist quarter the focus have been to recreate profitability in this segment. At the same time, a variety of business units within the segment have been strengthened in order to grow with good profitability in the years to come. In the US, the priority is to increase the element of services, whilst in the UK the focus is on broadening the customer portfolio and establishing the company in other customer segments. The strategy and purpose of these measures is to achieve a distribution between installation/integration and service/monitoring closer to the Group average (60/40).These measures are taking longer than previously assessed, and, consequently, operating income is expected to be lower for this segment in the full year 2007 than it was in 2006.

On November 1, PEI Systems Incorporated was acquired. The company is one of the largest electronic security systems integrators in the New York Metropolitan area. PEI Systems Inc has more than thirty years of experience in the security industry and is one of the leading suppliers of integrated security and surveillance services to blue chip customers in the New York and New Jersey area. Annual sales for 2006 was approximately MSEK 73 (MUSD 11.4), of which approximately 20 percent refers to service contract portfolios.

MSEK	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Jan-Dec 2006
Sales	1,282	1,197	432	429	1,707
Organic sales growth, %	*11*	*12*	*6*	*18*	*15*
Operating income before amortization	37	60	21	23	96
Operating margin before amortization, %	*2.9*	*5.0*	*4.8*	*5.3*	*5.6*
Operating income after amortization	30	40	19	20	72
Operating capital employed	339	335	-	-	310
Operating capital employed as % of sales	*19*	*20*	-	-	*18*
Capital employed	1,718	1,785	-	-	',736

January - September 2007

Organic sales growth increased to 11 percent and sales to MSEK 1,282 (1,197). At the same time, operating income before amortization decreased by 38 percent to MSEK 37 (60). Operating margin before amortization was 2.9 percent (5.0).

July - September 2007

Organic sales growth increased to 6 percent and sales to MSEK 432 (429). At the same time, operating income before amortization decreased by 8 percent to 21 MSEK (23). The operating margin before amortization was 4.8 percent (5.3).

Other information concerning the Group

Operating cash flow

January - September 2007

Operating cash flow amounted to MSEK 175 (185). Investments in operational fixed assets amounted to MSEK 153 (173).

July - September 2007

Operating cash flow amounted to MSEK -3 (62). Investments in operational fixed assets amounted to MSEK 33 (61). The strong growth in the installation business has burdened the operating cash flow.

MSEK	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006
Operating income before amortization	430.8	378.5	149.9	125.6
Investments in fixed assets	-152.6	-173.0	-33.4	-61.3
Reversal of depreciation and amortization	113.9	100.5	39.2	34.7
Net investments in fixed assets	-38.7	-72.5	5.8	-26.6
Change in operating capital employed	-217.0	-121.4	-158.6	-37.0
Operating cash flow	**175.1**	**184.6**	**-2.9**	**62.0**
Operating cash flow as % of operating income before amortization	*41*	*49*	*-2*	*49*

Return on capital employed and capital employed

The Group's return on capital employed was 16 percent (18 percent as of December 31, 2006). The Group's operating capital employed amounted to MSEK 1,307 as of September 30, 2007 (988 as of December 31, 2006). This corresponds to 18 percent (15 percent as of December 31, 2006) of sales, adjusted for full year sales in acquired companies.

Acquisitions increased the Group's goodwill by MSEK 251. Adjusted for positive translation differences of MSEK 31, the Group's total goodwill amounted to MSEK 2.642 as of September 30, 2007 (2,422 as of December 31, 2006).

Acquisitions increased the Group's acquisition related intangible assets by MSEK 35. After amortization of MSEK 15 and negative translation differences of MSEK 1, acquisition related intangible assets amounted to MSEK 227 as of September 30, 2007 (208 as of December 31, 2006).

The Group's total capital employed amounted to MSEK 4,175 as of September 30, 2007 (3,617 as of December 31, 2006).

Financing and liquidity

The Group's net debt as of September 30, 2007 amounted to MSEK 1,841 (1,384 as of December 31, 2006) and equity amounted to MSEK 2,334 (MSEK 2,233 as of December 31, 2006). The net debt includes the discounted value of the estimated additional purchase price of acquisitions made during 2007. The increase in the Group's net debt is primarily due to that the Group's liquid funds have been used for acquisitions and for payment of dividend to shareholders during previous quarters.

The Group's principal financing is a credit facility (Multicurrency Revolving Credit Facility) of SEK 3 billion. The credit facility has a remaining term of four years, with an option of one year extension and is intended to secure the Company's ongoing financing needs and strategic growth. Outstanding loans amounts to MSEK 1,953 as of September 30, 2007 (1,942 as of December 31, 2006) and are primarily, raised in Swedish Krona and Euro with variable interest rates in line with the terms of the credit facility. The interest rate periods have been adjusted through the use of interest rate swap agreements according to the established Treasury Policy. As of September 30, 2007, the interest rate duration was 22.6 months.

The financial net amounted to MSEK -31 (-81) and, in the third quarter, to MSEK -34 (-25). Changes in the foreign exchange rates that are most significant to Systems have, during the third quarter, negatively impacted net financial income by MSEK 13.

Significant risks and uncertainty factors

Operating risks are, primarily, attributable to risks inherent to assignments for clients, such as contract commitments, credit risks and responsibility risks in connection with the execution of the project. The Group's risk analysis model focuses on significant aspects in contract management and preventive measures for minimizing damages and protecting clients and employees. Current evaluation is conducted during negotiations and contract signing where the risk is, primarily, connected to the contracted assignment or in the event of personal injury in connection with the assignment. Insurance solutions are utilized to minimise any financial effects that may arise from damage claims connected, primarily, to responsibility and property issues.

The Group's financial operations shall, primarily, support business operations by securing financing, liquidity management and minimisation of the financial risk exposure which, in essence, comprises currency, interest and refinancing risks. All financial risk management is conducted in accordance with policies and guidelines which specify the mandate within which the Company's internal bank, Group Treasury, and the subsidiaries may act.

No significant risks are assessed to have arisen after the publication of the 2006 Annual Report. For further information regarding Systems' risk exposure and risk management, refer to pages 30-31 and Note 3 in the 2006 Annual Report.

Tax

The Group's tax rate during the period amounted to 30.6 percent (32.0). For the full year 2006, the tax rate was 31.4 percent.

Acquisitions

Acquisition calculations are subject to final adjustment up to one year after the date of acquisition.

Acquisitions January-September 2007

(MSEK)

Company	Segment[1]	Included as of	Annual sales[2]	Acquisition price[3]	Enterprise value[4]	Goodwill[5]	Acquisition related intangible assets
Opening balance						**2,422**	**208**
Larmassistans Teknik Sverige AB	Mainland Europe	Feb 1	98	56	50	51	3
CIS SpA	Mainland Europe	Mar 31	131	234	223	166	32
F+H electronic	Mainland Europe	Sep 1	42	38	32	34	
Total acquisitions Jan-Sep 2007				**328**		**251**	35
Amortization of acquisition related intangible assets							-15
Translation differences						-31	-1
Closing balance						**2,642**	227

[1] Refers to segment with main responsibility for the acquisition/disposal
[2] Estimated annual sales in SEK at the time of the acquisition, at the exchange rate at the time of the transaction
[3] Price paid to the seller and estimated additional purchase price
[4] Acquisition price plus acquired net debt
[5] Total increase in the Group's goodwill, including the acquired company's reported goodwill

Acquisitions January-September 2007

Larmassistans Teknik Sverige AB

Larmassistans Teknik supplies electronic security systems to companies and authorities, and is particularly strong within the public and commercial properties sectors in the Stockholm region. The company has approximately 100 employees. An estimated additional purchase price to be determined in 2010 is included in the total purchase price. The estimated total purchase price is MSEK 56.

CIS SpA

CIS SpA has over twenty year's experience within the security sector and is one of Italy's leading suppliers of integrated security and surveillance services to the banking sector. A payment of 75 percent of the shares in CIS SpA is included in the acquisition price as well as an estimated purchase price for the remaining 25 percent. Securitas Systems AB has a binding agreement to acquire the remaining 25 percent in 2011 and, therefore, reports a liability of MSEK 64. The estimated total acquisition price amounts to MSEK 234.

F+H electronic

F+H electronic offers electronic security solutions to industrial customers as well as to the banking sector. F+H electronic has 35 employees and an annual turnover of MSEK 42 during (MEUR 4.5). The acquisition was concluded on September 5 and is included in the Group as of September 1, 2007.

The acquisitions have contributed with MSEK 137 in sales and affected the operating income by MSEK 3 during the period.

The Parent Company

Net sales for Securitas Systems AB during the period amounted to MSEK 118 (86). Income after financial items for the period amounted to MSEK 351 (179). Cash and cash equivalents amounted to MSEK 88 (350 as of December 31, 2006). The Parent Company has, during the period, invested MSEK 290 (2,428) in shares in subsidiaries and MSEK 0 (1) in equipment.

Stockholm, November 7, 2007

Juan Vallejo
President and CEO

Securitas Systems discloses the information provided herein pursuant to the Swedish Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at CET 8.30 AM on 7 November, 2007.

Review Report

We have reviewed the interim report for the period January 1 to September 30, 2007, for Securitas Systems AB. The Board of Directors and the Managing Director is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices in Sweden. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, prepared in accordance with IAS 34 and the Annual Accounts Act for the Group and for the parent company in accordance with the Annual Accounts Act.

Stockholm, November 7, 2007

PricewaterhouseCoopers AB

Kerstin Moberg
Authorized Public Accountant
Partner in Charge

Consolidated income statement

MSEK	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Jan-Dec 2006
Sales	**5,162.8**	**4,512.3**	**1,701.7**	**1,500.5**	**6,369.9**
Cost of goods sold[1]	-3,357.6	-2,847.0	-1,093.9	-939.0	-4,017.6
Gross income	**1,805.2**	**1,665.3**	**607.8**	**561.5**	**2,352.3**
Selling and administrative expenses[1]	-1,374.4	-1,286.8	-457.9	-435.9	-1,717.2
Operating income before amortization	**430.8**	**378.5**	**149.9**	**125.6**	**635.1**
Amortization on acquisition related intangible assets	-14.7	-12.6	-5.2	-4.3	-17.8
Acquisition related restructuring expenses	-	-14.4	-	-0.8	-15.5
Operating income after amortization	**416.1**	**351.5**	**144.7**	**120.5**	**601.8**
Financial income and expenses	-30.5	-80.5	-33.8	-25.3	-111.0
Income before tax	**385.6**	**271.0**	**110.9**	**95.2**	**490.8**
Tax	-117.8	-86.7	-33.2	-29.3	-154.1
Net income for the period	**267.7**	**184.3**	**77.7**	**65.9**	**336.7**

Of which attributable to;					
Shareholders in the Parent Company	266.8	183.0	77.4	65.3	334.9
Minority interests	0.9	1.3	0.3	0.6	1.8
Earnings per share before dilution, SEK	0.73	0.50	0.21	0.18	0.92
Earnings per share after dilution, SEK	0.73	0.50	0.21	0.18	0.92

[1]Of which depreciation and amortization on:					
Tangible fixed assets	-97.5	-86.8	-33.2	-30.2	-114.3
Intangible assets (excluding amortization on acquisition related intangible assets)	-16.4	-13.7	-6.0	-4.5	-18.2
Total depreciation and amortization (excluding amortization on acquisition related intangible assets)	**-113.9**	**-100.5**	**-39.2**	**-34.7**	**-132.5**

Key Ratios					
Sales growth, %	14	11	13	9	10
Organic sales growth, %	13	7	12	8	9
Operating margin before amortization, %	8.3	8.4	8.8	8.4	10.0
Operating margin after amortization, %	8.1	7.8	8.5	8.0	9.4
Net margin, %	5.2	4.1	4.6	4.4	5.3

All definitions are presented on page 20.

Consolidated balance sheet

MSEK	Sep 30, 2007	Sep 30, 2006	Dec 31, 2006
ASSETS			
Fixed assets			
Intangible assets	2,962.5	2,711.5	2,697.9
Tangible assets	377.3	339.6	341.0
Deferred tax assets	60.5	65.8	27.8
Financial assets	0.8	3.1	0.9
Other receivables	22.0	14.9	15.3
Total fixed assets	**3,423.1**	**3,134.9**	**3,082.9**
Current assets			
Inventories	239.5	198.8	203.1
Accounts receivable and other receivables	2,303.1	1,993.0	2,080.7
Cash equivalents	309.8	515.1	637.1
Total current assets	**2,852.4**	**2,706.9**	**2,920.9**
TOTAL ASSETS	**6,275.5**	**5,841.8**	**6,003.8**

EQUITY			
Capital and reserves attributable to the shareholders of the Parent Company	2,328.7	2,136.4	2,226.5
Minority interests	5.5	10.7	6.3
Total equity	**2,334.2**	**2,147.1**	**2,232.8**
LIABILITIES			
Long-term liabilities			
Borrowing	1,995.5	1,969.6	1,956.3
Other interest-bearing liabilities	95.7	-	-
Deferred income tax liabilities	136.1	105.7	96.7
Pension commitments	42.1	29.1	42.2
Other liabilities	33.2	43.2	36.8
Total long-term liabilities	**2,302.6**	**2,147.6**	**2,132.0**
Current liabilities			
Borrowing	58.0	73.6	66.1
Other interest-bearing liabilities	2.2	-	-
Accounts payable and other liabilities	1,578.5	1,473.5	1,572.9
Total current liabilities	**1,638.7**	**1,547.1**	**1,639.0**
TOTAL EQUITY AND LIABILITIES	**6,275.5**	**5,841.8**	**6,003.8**

All definitions are presented on page 20.

The Group's capital employed and financing

MSEK	Sep 30, 2007	Sep 30, 2006	Dec 31, 2006
Operating capital employed	1,306.5	1,019.3	987.7
Goodwill	2,641.6	2,438.4	2,421.6
Acquisition related intangible assets	226.9	214.4	207.9
Capital employed	**4,175.0**	**3,672.1**	**3,617.2**
Net debt	1,840.8	1,525.0	1,384.4
Equity	2,334.2	2,147.1	2,232.8

Key ratios	Sep 30, 2007	Sep 30, 2006	Dec 31, 2006
Operating capital employed as % of sales	18	16	15
Return on capital employed, %	16	17	18
Net debt/equity ratio, times	0.79	0.71	0.62
Equity/assets ratio	37	37	37

All definitions are presented on page 20.

Consolidated cash flow statement

	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep	Jan-Dec
MSEK	2007	2006	2007	2006	2006
Cash flow before changes in working capital	378.0	391.2	119.7	177.0	578.7
Changes in working capital	-248.0	-207.1	-166.4	-244.2	-249.6
Cash flow from operating activities	**130.0**	**184.0**	**-46.7**	**-67.1**	**329.1**
Cash flow from investing activities	-451.9	-199.0	-61.5	-84.2	-297.2
Of which acquisition of subsidiaries/operations[1]	*-298.6*	*-41.5*	*-29.7*	*0.2*	*-86.2*
Cash flow from financing activities	-7.5	177.8	13.8	375.6	223.2
Cash flow for the period	**-329.4**	**162.8**	**-94.4**	**224.3**	**255.1**
Cash equivalents at the beginning of the period	**637.1**	**365.4**	**407.8**	**293.9**	**365.4**
Cash flow for the period	-329.4	162.8	-94.4	224.3	255.1
Exchange rate differences in cash equivalents	2.1	-13.1	-3.6	-3.1	16.6
Cash equivalents at the end of the period	**309.8**	**515.1**	**309.8**	**515.1**	**637.1**

[1]Specification of all acquired net assets and goodwill January - September 2007

MSEK	Accounted value for acquisitions	Adjustment to real value	Real value Acquisition balance
Intangible assets	1.3	34.7	36.0
Tangible fixed assets	12.1	-	12.1
Accounts receivables	66.0	-	66.0
Other assets	37.9	-	37.9
Other liabilities	-79.7	-18.8	-98.4
Net debt	22.8	-	22.8
Identifiable net assets	**60.4**	**15.9**	**76.3**
Goodwill	-	-	251.4
Purchase price	**-**	**-**	**327.8**
Acquisition related cash equivalents	-	-	-29.2
Total effect on Group cash equivalents	**-**	**-**	**298.6**

The Group's statement of income and expenses recognized in equity

MSEK	Sep 30, 2007			Sep 30, 2006		
	Attributable to the Parent Company's shareholders	Minority interest	Total	Attributable to the Parent Company's shareholders	Minority interests	Total
Income and expenses reported directly in equity						
Actuarial gains and losses net	1.6	-	1.6	9.2	-	9.2
Translation differences	-36.4	0.0	-36.4	5.5	0.0	5.5
Total income and expenses recognized directly in equity	**-34.8**	**0.0**	**-34.8**	**14.7**	**0.0**	**14.7**
Net income for the period	266.8	0.9	267.7	183.0	1.3	184.3
Total income and expenses for the period	**232.0**	**0.9**	**232.9**	**197.7**	**1.3**	**199.0**

Effects of changes in consolidated equity

MSEK	Sep 30, 2007			Sep 30, 2006		
	Attributable to the Parent Company's shareholders	Minority interest	Total	Attributable to the Parent Company's shareholders	Minority interests	Total
Opening balance, Jan 1	**2,226.5**	**6.3**	**2,232.8**	**-1,518.2**	**9.5**	**-1,508.7**
Total income and expenses reported directly in equity	**-34.8**	**0.0**	**-34.8**	**14.7**	**0.0**	**14.7**
Net income for the period	266.8	0.9	267.7	183.0	1.3	184.3
Total capital changes excluding transactions with the Company's owner	**232.0**	**0.9**	**232.9**	**197.7**	**1.3**	**199.0**
Group contributions, dividends and similar items[1]	-	-	-	54.9	-	54.9
Shareholder's contribution received from Securitas AB[2]	-	-	-	3,439.3	-	3,439.3
Dividend to Securitas AB[2]	-	-	-	-37.3	-	-37.3
Acquisition of minority interests	-	-	-	-	0.6	0.6
Dividend to minority interests	-	-1.7	-1.7	-	-0.7	-0.7
Warrants	16.2	-	16.2	-	-	-
Paid-out dividend	-146.0	-	-146.0	-	-	-
Closing balance	**2,328.7**	**5.5**	**2,334.2**	**2,136.4**	**10.7**	**2,147.1**

[1] Refers to transactions between Systems' companies and other companies within the Securitas Group reported directly against equity.
[2] Securitas AB was, until listing on September 29, 2006, the Parent Company of Securitas Systems AB.

The Group's data per share

SEK	Jan-Sep 2007	Jan- Sep 2006	Jan-Dec 2006
Share price at the close of the period	23.80	27.50	27.70
Dividend	0.40	0.10	0.10
Earnings after taxes	0.73	0.50	0.92
Number of outstanding shares	365,058,897	365,058,897	365,058,897
Average number of shares	365,058,897	365,058,897	365,058,897

5 million subscription warrants have been issued during 2007. The subscription warrants does not give any diluting effect.

The Group's segments overview January - September

	Mainland Europe		US/UK/Ireland		Other		Eliminations		Group	
MSEK	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Sales, external	3,844.7	3,281.7	1,282.4	1,197.1	35.7	33.5	-	-	5,162.8	4,512.3
Sales, internal	0.4	-	-	-	22.5	22.2	-22.9	-22.2	-	-
Sales	**3,845.1**	**3,281.7**	**1,282.4**	**1,197.1**	**58.2**	**55.7**	**-22.9**	**-22.2**	**5,162.8**	**4,512.3**
Organic sales growth, %	*14*	*6*	*11*	*12*	-	-	-	-	*13*	*7*
Operating income before amortization	458.8	383.0	37.3	60.0	-65.3	-64.5	-	-	430.8	378.5
Operating margin before amortization, %	*11.9*	*11.7*	*2.9*	*5.0*	-	-	-	-	*8.3*	*8.4*
Amortization on acquisition related intangible assets	-7.8	-5.8	-6.8	-6.8	-	-	-	-	-14.7	-12.6
Acquisition related restructuring expenses	-	-1.2	-	-13.2	-	-	-	-	-	-14.4
Operating income after amortization	**451.0**	**376.0**	**30.4**	**40.0**	**-65.3**	**-64.5**	-	-	**416.1**	**351.5**
Operating capital employed	1,152.8	780.3	339.4	335.2	-185.7	-96.1	-	-	1,306.5	1,019.3
Operating capital employed as % of sales	*22*	*17*	*19*	*20*	-	-	-	-	*18*	*16*
Goodwill	1,328.8	1,068.2	1,239.2	1,293.9	73.6	76.3	-	-	2,641.6	2,438.4
Acquisition related intangible assets	87.2	58.9	139.7	155.5	-	-	-	-	226.9	214.4
Capital employed	**2,568.8**	**1,907.4**	**1,718.3**	**1,784.6**	**-112.1**	**-19.8**	-	-	**4,175.0**	**3,672.1**

Consolidated income statement per quarter 2007

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec
Sales	**1,652.9**	**1,808.2**	**1,701.7**	-
Cost of goods sold	-1,086.8	-1,176.9	-1,093.9	-
Gross income	**566.1**	**631.3**	**607.8**	-
Selling and administrative expenses	-445.6	-470.9	-457.9	-
Operating income before amortization	**120.5**	**160.4**	**149.9**	-
Amortization on acquisition related intangible assets	-4.2	-5.3	-5.2	-
Operating income after amortization	**116.3**	**155.1**	**144.7**	-
Financial income and expenses	5.6	-2.3	-33.8	-
Income before tax	**121.9**	**152.8**	**110.9**	-
Tax	-37.3	-47.3	-33.2	-
Net income for the period	**84.6**	**105.5**	**77.7**	-

The Parent Company's financial accounts

The Parent Company's income statement

MSEK	Jan-Sep 2007	Jan-Sep 2006	Jan-Dec 2006
Net sales	118.2	85.7	85.8
Other operating income	-	-	4.1
Other operating costs	-65.7	-89.4	-103.8
Operating income	**52.5**	**-3.7**	**-13.9**
Financial income and expenses	298.1	182.5	290.7
Income after financial items	**350.6**	**178.8**	**276.9**
Appropriations	-49.7	-32.0	-49.9
Income before tax	**300.9**	**146.8**	**227.0**
Tax	-50.5	-31.1	-55.8
Income for the year	**250.4**	**115.7**	**171.2**

The Parent Company's balance sheet

MSEK	30 Sep 2007	31 Dec 2006
ASSETS		
Fixed assets	8,906.4	8,505.7
Current assets	949.9	1,184.5
TOTAL ASSETS	**9,856.3**	**9,690.2**
EQUITY	**7,538.7**	**7,400.4**
Untaxed reserves	99.5	49.9
LIABILITIES		
Long-term liabilities	2,049.2	1,941.8
Current liabilities	168.9	298.1
TOTAL EQUITY AND LIABILITIES	**9,856.3**	**9,690.2**

The Group's organic sales growth and effects of changes in exchange rates

The calculation of organic sales growth and specification of changes in exchange rates on operating income before and after amortization appear below:

MSEK	Jan-Sep		
Sales	**2007**	**2006**	**%**
Sales	5,162.8	4,512.3	14
Acquisitions/disposals	-146.4		
Exchange rate changes, 2006	79.2		
Organic sales	**5,095.6**	**4,512.3**	**13**

Operating income before amortization	**2007**	**2006**	**%**
Operating income before amortization	430.8	378.5	*14*
Exchange rate changes, 2006	3.7		
Operating income before amortization	**434.5**	**378.5**	***15***

Operating income after amortization	**2007**	**2006**	**%**
Operating income after amortization	416.1	351.5	*18*
Exchange rate changes, 2006	1.5		
Operating income after amortization	**417.6**	**351.5**	***19***

	Apr-Jun		
Sales	**2007**	**2006**	**%**
Sales	1,701.7	1,500.5	*13*
Acquisitions/disposals	-47.9		
Exchange rate changes, 2006	19.2		
Organic sales	**1,673.0**	**1,500.5**	***12***

Operating income before amortization	**2007**	**2006**	**%**
Operating income before amortization	149.9	125.6	*19*
Exchange rate changes, 2006	1.1		
Operating income before amortization	**151.0**	**125.6**	***20***

Operating income after amortization	**2007**	**2006**	**%**
Operating income after amortization	144.7	120.5	*20*
Exchange rate changes, 2006	-0.4		
Operating income after amortization	**144.3**	**120.5**	***20***

Definitions

Capital employed: Non-interest-bearing fixed and current assets, less non-interest-bearing long-term and current liabilities.

Combined financial statements: The financial statements for 2006 are presented as if the operations had been formed on January 1, 2005. The transfer of operations from Securitas AB to Securitas Systems was conducted at the book value reported in the Securitas Group, according to the predecessor basis.

Earnings per share: Net income for the period attributable to shareholders divided by the number of shares.

Equity/assets ratio: Equity as a percentage of total assets.

Net debt: Long-term and short-term interest-bearing borrowings less interest-bearing fixed and current assets.

Net debt/equity ratio: Net debt divided by equity.

Net margin: Net result as a percentage of sales.

Operating capital employed: Capital employed less goodwill, acquisition related intangible assets and participations in associated companies.

Operating capital employed as a % of total sales: Operational capital employed as a percentage of total sales adjusted for full-year sales of acquired units.

Operating income after amortization: Operating income after amortization on acquisition-related intangible assets and acquisition-related restructuring expenses, and depreciation and amortization on tangible assets and other intangible assets.

Operating income before amortization: Operating income before amortization on acquisition-related intangible assets and acquisition-related restructuring expenses, but after depreciation and amortization of tangible assets and other intangible assets.

Organic sales growth: Sales adjusted for acquisitions/disposals and changes in exchange rates as a percentage of the previous year's total sales.

Operating margin before amortization: Operating income before amortization as a percentage of total sales.

Operating margin after amortization: Operating income after amortization as a percentage of total sales.

Return on capital employed: Operating income before amortization (rolling 12 months) as a percentage of capital employed.

Appendix 1

Pro forma quarterly reporting 2006

Consolidated income statement pro forma 2006

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Dec
Sales	**1,471.4**	**1,540.4**	**1,500.5**	**1,857.6**	**6,369.9**
Cost of goods sold[1]	-930.2	-977.8	-939.0	-1,170.6	-4,017.6
Gross income	**541.2**	**562.6**	**561.5**	**687.0**	**2,352.3**
Selling and administrative expenses[1]	-426.0	-408.9	-423.0	-431.3	-1,689.2
Operating income before amortization	**115.2**	**153.7**	**138.5**	**255.7**	**663.1**
Amortization on acquisition related intangible assets	-4.2	-4.1	-4.3	-5.2	-17.8
Acquisition related restructuring expenses	-12.5	-1.1	-0.8	-1.1	-15.5
Operating income after amortization	**98.5**	**148.5**	**133.4**	**249.3**	**629.8**
Financial income and expenses	-14.8	-17.3	-18.4	-30.5	-81.0
Income before tax	**83.7**	**131.2**	**115.0**	**218.8**	**548.8**
Tax	-26.6	-42.1	-36.8	-66.7	-172.3
Net income for the period	**57.1**	**89.1**	**78.2**	**152.1**	**376.5**

Of which attributable to;					
Shareholders in the Parent Company	56.9	88.6	77.6	151.6	374.7
Minority interests	0.2	0.5	0.6	0.5	1.8
Earnings per share before dilution, SEK	0.16	0.24	0.21	0.42	1.03
Earnings per share after dilution, SEK	0.16	0.24	0.21	0.42	1.03

[1]Of which depreciation and amortization on;					
Tangible fixed assets	-33.3	-23.3	-30.2	-27.5	-114.3
intangible assets (excluding amortization on acquisition related intangible assets)	-4.7	-4.5	-4.5	-4.5	-18 2
Total depreciation and amortization (excluding amortization on acquisition related intangible assets)	**-38.0**	**-27.8**	**-34.7**	**-32.0**	**-132.5**

Key ratios					
Sales growth, %	17	7	9	8	10
Organic sales growth, %	10	4	8	14	9
Operating margin before amortization, %	7.8	10.0	9.2	13.8	10.4
Operating margin after amortization, %	6.7	9.6	8.9	13.4	9.9

Appendix 1

Consolidated balance sheet pro forma 2006

MSEK	Mar 31	Jun 30	Sep 30	Dec 31
ASSETS				
Fixed assets				
Intangible assets	2,698.3	2,672.6	2,711.5	2,697.9
Tangible assets	285.7	322.5	339.6	341.0
Deferred tax assets	21.9	29.2	65.8	27.8
Financial assets	1.3	1.0	3.1	0.9
Other receivables	5.0	13.1	14.9	15.3
Total fixed assets	**3,012.2**	**3,038.4**	**3,134.9**	**3,082.9**
Current assets				
Inventories	191.6	197.1	198.8	203.1
Accounts receivables and other receivables	1,851.5	1,852.5	1,993.0	2,080.7
Other interest-bearing current assets	81.0	138.4	-	-
Cash equivalents	757.5	293.9	515.1	637.1
Total current assets	**2,881.6**	**2,481.9**	**2,706.9**	**2,920.9**
TOTAL ASSETS	**5,893.8**	**5,520.3**	**5,841.8**	**6,003.8**

EQUITY				
Capital and reserves attributable to the Parent Company's shareholders	2,020.8	2,044.4	2,136.4	2,226.5
Minority interests	10.6	10.1	10.7	6.3
Total equity	**2,031.4**	**2,054.5**	**2,147.1**	**2,232.8**
LIABILITIES				
Long-term liabilities				
Borrowing	4.0	5.5	1,969.6	1,956.3
Deferred tax liabilities	85.8	89.4	105.7	96.7
Pension commitments	32.6	29.3	29.1	42.2
Other long-term liabilities	44.0	47.4	43.2	37.8
Total long-term liabilities	**166.4**	**171.6**	**2,147.6**	**2,132.0**
Current liabilities				
Borrowing	1,563.4	1,803.2	73.6	66.1
Liabilities concerning intra-Group restructuring measures	533.3	-	-	-
Accounts payable and other liabilities	1,599.3	1,491.0	1,473.5	1,572.9
Total current liabilities	**3,696.0**	**3,294.2**	**1,547.1**	**1,639.0**
TOTAL EQUITY AND LIABILITIES	**5,893.8**	**5,520.3**	**5,841.8**	**6,003.8**

Appendix 1

Consolidated operating cash flow pro forma 2006

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Dec
Operating income before amortization	115.2	153.7	138.5	255.7	663.1
Investments in fixed assets	-35.1	-76.6	-61.3	-36.7	-209.7
Reversal of depreciation and amortization	38.0	27.8	34.7	32.0	132.5
Net investments in fixed assets	2.9	-48.8	-26.6	-4.7	-77.2
Changes in operating capital employed	16.5	-100.9	-37.0	-27.8	-149.2
Operating cash flow	**134.6**	**4.0**	**74.9**	**223.2**	**436.7**

END